May 31, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549-4628

Re:

Vault America, Inc.

Form 10-K for the fiscal year ended October 31, 2010

Filed December 23, 2010

File No. 333-74928

Dear Mr. Krikorian:

The following is in response to the staff’s comments contained in your letter to Mr. Harold Schultz dated April 15, 2011.  For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Form 10-K for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 10

1.

We note your responses to prior comment 1 and 2. Please provide us with the revised disclosures you plan to include in your amended Form 10-K.

Response:

Prior to filing this response letter, the Company had filed an Amendment No. 1 to the Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K/A”), which included revised disclosure language as of the end of the period covered by the report.  This revised disclosure language is set out on pages enumerated 9 and 10 in the report.

Item 15. Exhibits, Financial Statement Schedules, page 15

2.

We note your response to prior comment 3.  Please explain why you do not believe an auditor consent is required in accordance with Item 601(a)(23) of Regulation S-K. In this regard, we note that you filed a Form S-8 registering shares under the Employee Stock Purchase Plan.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

May 31, 2011

Response:

We advise that upon review and discussion with our Auditor we have included in the Amendment No 1. to the Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K/A) Exhibit 99.1 (Consent of Independent Registered Public Accounting Firm), as well as Exhibit 21.1 (Subsidiaries of the Company).

Acknowledgments

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at ryan@vault-america.com with any other questions or concerns regarding this filing.

Sincerely yours,

Vault America, Inc.

Ryan Henning, Secretary

cc.  Hal Schultz, CEO